Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, 201204

People’s Republic of China

VIA EDGAR

May 17, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	William Schroeder
Amit Pande
Madeleine Joy Mateo
John Dana Brown

Re:	Zhibao Technology Inc.
Draft Registration Statement on Form F-1
Filed: March 23, 2023
CIK No. 0001966750

Dear Mr. Schroeder,

Zhibao Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 19, 2023, regarding the draft registration statement on Form F-1 (the “Form F-1”) submitted to the Commission on March 23, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar Amendment No. 1 to Draft Registration Statement (the “Amendment No. 1”) with this response letter.

DRS on Form F-1 Submitted March 23, 2023

Prospectus Cover Page, page i

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. If true, disclose that the Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page of Amendment No. 1.

2.	Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as mentioned by the Consolidated Appropriations Act, 2023, and related regulations will effect your company.

Response: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, and under the “Risk Factor” section on pages 20-22 of Amendment No. 1.

3.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, and under “About This Prospectus” section on pages iii-iv and elsewhere as applicable, of Amendment No. 1.

4.	We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Response: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, and under the “Prospectus Summary” section on pages 8-9, the “Risk Factor” section on pages 24, 28 and 37-38, and the “Regulation” section on page 130, of Amendment No. 1.

About This Prospectus, page ii

5.

Please revise your definition of “China” or “PRC” to include Hong Kong and Macau and to clarify that the “legal and operational” risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that “China or the PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

Response: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, in the “About This Prospectus” section on pages iii-iv, the “Risk Factor” section on pages 25-26 and 41, and the “Enforceability of Civil Liabilities” on page 71, of Amendment No. 1.

Overview, page 1

6.	We note your disclosure that you had a net loss for the fiscal year ended June 30, 2021. Please include here the loss in U.S. dollars.

Response: In response to the Staff’s comment, we have revised disclosures in the “Prospectus Summary - Overview” section on page 2, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 75, and the “Business” section on page 94, of Amendment No. 1.

7.

You state that the Frost & Sullivan Report ranks you as number one in terms of market share and revenue within the 2B2C embedded insurance brokerage sector in China, however you also state that 2B2C “is [y]our innovative business model.” Revise the second paragraph of your overview to disclose the market size of the 2B2C sector in China in RMB, your market share, and the number of insurance companies participating in this sector.

Response: In response to the Staff’s comment, we have revised disclosures in the “Prospectus Summary -Overview” section on page 1, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 74, and the “Business” section on page 93, of Amendment No. 1.

Prospectus Summary

Risks Related to Doing Business in China, page 12

8.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, in the “Prospectus Summary” section on page 12, the “Risk Factor” section on pages 20-22, of Amendment No. 1.

9.

We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or Investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, in the “Prospectus Summary” section on page 12, the “Risk Factor” section on pages 20-22, of Amendment No. 1.

Risk Factors

We are dependent on key insurance companies on the supply of insurance products to our end customers, page 41

10.	We note your disclosure that for the years ended June 30, 2021 and 2022, one key insurance company accounted for approximately 25.9% and 14.5%, respectively, of your revenues. Please revise the business section to describe your partnership with the one key insurance company and any agreements you may have relating to this partnership. Please file any material agreements with the one key insurance company as an exhibit.

Response: In response to the Staff’s comment, we have revised disclosures in the “Risk Factor” section on page 43, the “Business - Insurance Companies” section on page 103, the “Material Contracts” section on pages 106-107, and the “Exhibit Index” section on page II-7, of Amendment No. 1.

We are subject to risks relating to our leased properties, page 41

11.	Please disclose the number of lease agreement that have not been registered with the PRC governmental authorities and for which the PRC government authorities may impose fines.

Response: In response to the Staff’s comment, we have revised disclosures in the “Risk Factor” section on page 43, and the “Regulation” section on page 123 of Amendment No. 1.

Use of Proceeds, page 64

12.

We note your disclosure that you intend to use a portion of the net proceeds from this offering for business expansions, mergers and acquisitions. If known, please give a brief description of such businesses and information on the status of the acquisitions. Please see Item 3(C)(3) of Form 20-F.

Response: In response to the Staff’s comment, we have revised disclosures in the “Prospectus Summary” section on page 18, the “Risk Factor” section on page 59, and the “Use of Proceeds” section on page 66, of Amendment No. 1.

Enforcement of Civil Liabilities, page 68

13.	We note that your subsidiary Zhibao HK is a Hong Kong entity. Please discuss the enforcement of civil liabilities in Hong Kong. Please make conforming changes throughout the registration statement by discussing, where appropriate, the commensurate laws and regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

Response: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page, in the “Risk Factor” section on pages 25-26 and 41, and the “Enforceability of Civil Liabilities” section on page 71, of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors That Affect Operating Results, page 74

14.	Please revise to include disclosures about the following:

●	Information about the number of policies submitted by customers and policies approved by insurance carriers disaggregated by product type for the periods presented.

●	Discuss any known reason(s) or tends between approved policy rates for the periods presented.

Response: In response to the Staff’s comment, we have revised disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 77-78 of Amendment No.1 to include the number of policies submitted by customers disaggregated by product type for the years ended June 30, 2021 and 2022, respectively. In addition, we respectfully advise the Staff that the approved policy rate was 100%, without any denial, for the years ended June 30, 2021 and 2022, respectively.

Key Components of results of Operations

Revenues, page 75

15.	We note disclosure on page 2 that that you offer life insurance and property and casualty insurance products as part of your service. Please address the following:

●	Revise to disaggregate Insurance Brokerage and MGU service revenue by insurance product type and discuss how commissions or fees earned differ between the two product lines.

●	We further note that revenues from Insurance Brokerage as a percentage of total revenues have been increasing while those from MGU Service Fees have been dropping over the periods presented. Please revise to discuss the reason(s) for and the drivers behind the noted variability in these revenues as well as any known trends that impact comparability between these periods. Please refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 77-78 of Amendment No.1.

Cost of Revenues, page 76

16.	We note your disclosure on page 76 that cost of revenues primarily consists of intermediary fees paid to B channels and other services to facilitate the insurance brokerage and MGU services. Please revise your filing to discuss the reason(s) for and the drivers behind noted variability in these costs for each period presented as well as any known trends that impact comparability between periods. Please refer to Item 303 of Regulation S-K.

Response: We respectfully advise the Staff that we have included discussion on fluctuation of these costs on page 80 of Amendment No.1.

Results of Operations

Revenues, page 77

17.	We note disclosures of your gross written premiums for your Insurance Brokerage business. Please revise to also disclose gross written premiums for your MGU Services business for the periods presented.

Response: In response to the Staff’s comment, we have revised disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 80 of Amendment No.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Income tax expenses, page 78

18.	We note your disclosure that you earned net income from your one subsidiary in the PRC in the year 2022. Please indicate the subsidiary from which you earned income.

Response: In response to the Staff’s comment, we have revised disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 81 of Amendment No.1.

Our Business

Employee, page 105

19.	We note your disclosure on page 78 that there was a decrease of headcount in your research and development department for the year ended June 30, 2022. Please disclose any significant changes in the number of employees. Please see Item 6(D) of Form 20-F.

Response: In response to the Staff’s comment, we have revised disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 81, the “Business - Research and Development (“R&D”)” section on page 104 and the “Business - Employees” section on pages 108-109, of Amendment No. 1.

Management

Compensation of Directors and Executive Officers, page 132

20.	Please disclose the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits. Please see Item 6(B) of Form 20-F.

Response: In response to the Staff’s comment, we have revised disclosures in the “Management - Compensation of Directors and Executive Officers” section on page 136 of Amendment No. 1.

Principal Shareholders, page 133

21.	Please indicate whether the company’s major shareholders have different voting rights, or an appropriate negative statement. Please see Item 7(A)(1)(c) of Form 20-F.

Response: We respectively advise the Staff that the Company’s major shareholders have neither different voting rights nor any negative statements with regard to the ordinary shares they currently hold. All ordinary shares the major shareholders currently hold have same voting rights. In response to the Staff’s comment, we have revised disclosures in the “Principal Shareholders” section on pages 137-138 of Amendment No. 1.

Description of Share Capital, page 137

22.	Please include a description of the representative’s warrants to be issued in this offering.

Response: In response to the Staff’s comment, we have revised disclosures in the “Description of Share Capital” section on page 143 of Amendment No. 1.

Management general underwriter (“MGU”) services, page F-12

23.

We note your disclosure on page F-13 that revenues related to claims and risk control services are recognized ratably over the term of the insurance policies. Please tell us and revise to disclose the term of the insurance policies and clarify whether all revenues presented under Services transferred over time as disclosed on page F-14 relate to these services.

Response: In response to the Staff’s comment, we have revised disclosures on page F-13 of Amendment No.1 to disclose the term of insurance policies for which we provided claims and risk control services were generally one year. In addition, we respectfully advise the Staff that all revenues presented under “services transferred over time” as disclosed on page F-14 relate to these services.

Note 2 – Summary of Significant Accounting Policies

Revenues Recognition

Insurance brokerage services, page F-12

24.	We note your disclosure that when the insurance policies are renewed for more than one year a higher commission rate is applied retrospectively. Please tell us how you determined that applying a higher commission rate retrospectively for renewals complies with the guidance in ASC 606 and revise to disclose the following:

●	Discuss which insurance products generate renewal income;

●	Quantify the amount of renewal income recognized, by insurance product type, during the periods presented; and

●	Explain how you are compensated for renewals and your accounting policy related to their recognition.

Response: In response to the Staff’s comment, we have revised disclosures on page F-12 of Amendment No.1 to disclose i) the insurance products for which the insurance companies provide incentives; ii) that we did not generate renewal income for the years ended June 30, 2021 and 2022; and iii) the accounting policy on recognition of incentives, if any, in the future.

25.	We note your disclosure on page F-12 that you recognize insurance brokerage commissions net of return allowances and that you did not record a return allowance during the years ended June 30, 2021 and 2022. Please tell us and revise to disclose the circumstances in which you would accept a return and quantify the actual returns during the periods presented.

Response: In response to the Staff’s comment, we have revised disclosures on page F-12 of Amendment No.1 to disclose that the end customers are generally entitled to return the insurance policies at any time under no conditions; however, few end customers would initiate a return of insurance policies because they would be charged of management fees by insurance suppliers in the return process, leading to inappropriate amount refunded.

We did not disclose the amount of reversal in the financial statements due to the insignificant amount. We respectively advise the Staff that for the years ended June 30, 2021 and 2022, the Company incurred reversal of insurance brokerage commission arising from insurance policy returns in the total amount of RMB 344,600 and RMB 153,626, respectively.

3 – Accounts Receivable, page F-17

26.	Please revise to disclose an aging of your accounts receivable and your policy for determining past due or delinquency status. Please refer to ASC 310-10-50-6 and 7a.

Response: In response to the Staff’s comment, we have revised disclosures on page F-17 and F-18 of Amendment No. 1 to disclose the aging of accounts receivable. We generally granted a credit term up to 60 days for insurance suppliers after they have confirmed the related balances with us. We determined past due of accounts receivable if the aging exceeded the credit terms. We would follow up with insurance suppliers on the collection of account receivables which were past due. Because the insurance suppliers for which we provided insurance brokerage and MGU services were generally renowned for payment abilities, we did not determine delinquency status of accounts receivables until the insurance suppliers filed a bankruptcy or liquidation with the Court.

27.	Please revise to include a roll forward of the activity in the allowance for doubtful accounts for each period including the balance in the allowance at the beginning and end of each period, the current provision, direct write-downs charged against the allowance, and recoveries of amounts previously charged off. Please refer to ASC 310-10-50-11B.

Response: In response to the Staff’s comment, we have revised disclosures on page F-12 of Amendment No.1. We respectfully advise the Staff that we did not include a roll forward of activities in the allowance of doubtful accounts for the years ended June 30, 2021 and 2022, because we did not note such activities in the relevant periods.

General

28.

We note your disclosure that there is no established market for the securities. Please describe, where appropriate, the manner of determination of the offering price as well as the exercise price of warrants, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price. Please see Item 9(A)(2) of Form 20-F.

Response: In response to the Staff’s comment, we have revised disclosures in the “Underwriting” section on pages 160-161 of Amendment No. 1.

29.

Please disclose whether you have operations conducted through contractual arrangements with a variable interest entity (VIE) based in China. If you use a structure that involves a VIE, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated this structure. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

Response: We respectively advise the Staff that substantially all of our operations are conducted through our PRC subsidiaries, and we control and receive the economic benefits of our PRC subsidiaries’ business operation, if any, through equity ownership. We would also like to clarify that we do not have, nor had we ever use a variable interest entity (“VIE”) structure. In response to the Staff’s comment, we have revised disclosures on the prospectus cover page of Amendment No. 1.

30.	Please discuss the information, where appropriate and as applicable, required by Items2(B)(1) and 2(B)(3) of Form 20-F.

Response: In response to the Staff’s comment, we have revised disclosures on page i, and under the “Underwriting” section on pages 159-161, of Amendment No. 1.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Botao Ma
Botao Ma, Chief Executive Officer
Zhibao Technology Inc.

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP